LMS Medical Systems Inc.

For Immediate Release

LMS SECOND QUARTER 2008 FINANCIAL RESULTS

Q2 REVENUE INCREASES 166% TO $735,000

YTD REVENUE INCREASES 87% TO $1.7 MILLION

Montreal, Quebec, November 14, 2007 - LMS Medical Systems (TSX: LMZ, AMEX: LMZ), a healthcare technology company and developer of the CALM® clinical information system and risk management software tools for obstetrics, today reported its unaudited financial results for the second quarter ended September 30, 2007. All amounts are in Canadian dollars.

On the strength of new installations and growing recurring maintenance and technical service revenues, our comparative quarterly revenues for Q2 2008 grew 166% to $735,000 from $276,000 in Q2 2007. Our recurring maintenance and technical revenues continue to grow from our installed client base and increased by 36% to $703,000 from $517,000 for the comparative six-month period. For the second quarter these revenues increased 85% to $339,000 from $184,000. Year-to-date revenues increased by 87% to $1.7 million from $907,000. Management estimates that the recently implemented program to streamline operations will reduce operating cash expenses by $1.5 million to March 31, 2008. In conjunction with seasonally stronger winter and spring quarters (Q3 and Q4) and streamlining of operations, management anticipates reaching a cash flow break even at the end of the current fiscal year.

The backlog of signed and recurring contracts was maintained at $4.6 million as well as sales opportunities which were maintained at $25 million. The overall increases of $US 200,000 in the backlog and US$2.0 million in the sales opportunities, were offset by reduction in the US dollar in which most of our contracts are denominated. Our committed (signed) and installed client base has grown on a consistent basis over the last 6 quarters. We anticipate reaching 100 committed client sites by the end of the current fiscal year.

The combination of the increase in revenues of $459,000 and lower overall expenses of $183,000 reduced the comparative operating loss by $642,000 from $2.36 million ($0.13 per share) in Q2 2007 to $1.74 ($0.08 per share) million in Q2 2008. Decreases in research and development expenses of $125,000, lower selling marketing product management expenses of $73,000, lower stock option expense of $48,000 and a gain on foreign exchange of $117,000, were offset slightly by smaller increases in other expenses.

Cash, cash equivalents and short-term investments held to maturity, as at September 30, 2007 totaled $1.93 million compared to $3.38 as at March 31, 2007.

SECOND QUARTER HIGHLIGHTS:

•	Revenues in Q2 2008 increased by 166% to $735,000 from $276,000 in Q2 2007.
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In conjunction with seasonally stronger winter and spring quarters (Q3 and Q4) and corporate streamlining of operations, we anticipate reaching a cash flow break even at the end of the current fiscal year.

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Our recurring maintenance and technical revenues continue to grow from our installed client base and increased by 36% to $703,000 from $517,000 for the comparative six-month period. For the second quarter these revenues increased 85% to $339,000 from $184,000.

•	Year-to-date revenues increased by 87% to $1.7 million from $907,000 in F2007.
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The backlog of signed contracts was maintained at $4.6 million and identified sales opportunities stayed the same at $25 million. The overall increases of $US 200,000 in the backlog and US$2.0 million in the sales opportunities, were offset by reduction in the US dollar in which most of our contracts are denominated.

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Horizon Perinatal Care™ (“HPC”), the first seamlessly integrated perinatal information system achieved general availability. This system was developed in conjunction with McKesson Provider Technologies, our distributor. HPC is designed to support continuity of care between the labor and delivery department and other hospital departments and units.

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CALM Patterns, an innovative risk management software tool specifically directed at the health of the fetus, was released. Fetal distress during labor is recognized as one of the greatest complexities of childbirth and therefore a significant issue insofar as risk management is concerned. CALM Patterns is a real time proprietary software tool that can, on a heartbeat to heartbeat basis, constantly analyze and present updated information to medical teams to assist in the identification of significant fetal distress.

•	We released CALM 3.08, a new version of our Clinical Information Systems which includes significant new features and functionalities.
•	Saint-Mary’s Health Center in Montreal, affiliated with McGill University signed on to implement CALM Patterns.
•	LMS entered into an agreement with Best Practices Medical Partners for the use of CALM Shoulder Screen by its insured OB/GYNs.

LMS complete results for the quarter ended September 30, 2007 along with Management’s Discussion and Analysis will be released in normal course on or about November 14th and will be available in Canada at www.sedar.com, in the United States at www.sec.gov and at www.lmsmedical.com.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM™ Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Yves Grou, Chief Financial Officer

LMS Medical Systems Inc.

Tel: (514) 488-3461 Ext. 238

Fax: (514) 488-1880

yves.grou@lmsmedical.com / www.lmsmedical.com